CERTIFICATE OF ASSISTANT SECRETARY

OF

STRALEM FUND

I, Joann Paccione, Assistant Secretary of Stralem Fund, hereby certify that at a meeting duly held on March 11, 2008, the Board of Trustees adopted the following resolutions and that such resolutions have not been amended or revoked and are in full force and effect:

RESOLVED, that it is the finding of the Trustees that the fidelity bond for Stralem Equity Fund, a series of the Trust, written by Vigilant Insurance Company (the “Bond”) which is in the aggregate amount of $525,000.00, to cover among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and the nature of the securities in the Trust;

FURTHER RESOLVED, that the Bond be, and hereby is, ratified by the Board including a majority of the Independent Trustees who are not interested persons of the Trust;

FURTHER RESOLVED, that the filing of the Bond with the Securities and Exchange Commission and notice as required under paragraph (g) of Rule 17g-1 under the 1940 Act be, and hereby is, ratified by the Board;

FURTHER RESOLVED, that the officers of the Trust be, and the same hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect these resolutions.

New York, New York                                                                           /s/ Joann Paccione
     March 11, 2008                                                                                  Joann Paccione,
                                                                                        Assistant Secretary

INSURANCE BINDER	Date (MM/DD/YYYY) 03/12/2008
THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON PAGE 2 OF THIS FORM.
AGENCY Hagedorn & Company 11 Broadway - 17th Floor New York NY 10004	Company Vigilant Insurance Company				Binder # B0831210318
	Effective				Expiration
	Date	Time			Date	Time
	03/15/2008	12:01	×	AM	03/15/2009	×	12:01AM
				PM			Noon
Phone FAX (A/C, No, Ext): (212)269-1100 A/C, No.:(212)363-3980		×	This binder is issued to extend coverage in the above named company per expiring policy #: 81392006
Code:	Sub Code:
Agency Customer ID: 00007969	Description of Operations/Vehicles/Property (Including Location)
Insured Stralem Equity Fund 645 Madison Avenue, 13th Fl. New York NY 10022-1010	Financial Institution Investment Company Asset Protection Bond
COVERAGES                                                                        LIMITS
Type of Insurance	Coverage/Forms	Deductible	Coins %	Amount
Property Causes of Loss [ ] Basic [ ] Broad [ ] Spec [ ] [ ]
General Liability [ ] Commercial general liability [ ][ ] Claims made [ ] Occur [ ] [ ] [ ]	Retro Date for claims made:	Each Occurance		$
		Damage to Rented Premises		$
		Med Exp (Any one person)		$
		Personal & Adv Injury		$
		General Aggregate		$
		Products - Com/Op AGG		$
Automobile Liability [ ] Any Auto [ ] All Owned Autos [ ] Hired Autos [ ] Non-Owned Autos [ ]		Combined Single Limit		$
		Bodily Injury (Per person)		$
		Bodily Injury (Per accident)		$
		Property Damage		$
		Medical Payments		$
		Personal Injury Prot		$
		Uninsured Motorist		$
$
Auto Physical Damage Deductible [ ] Collision: [ ] Other than Col:	[ ] All Vehicles [ ] Scheduled Vehicles	[ ] Actual Cash Value
		[ ] Stated Amount		$
[ ] Other
Garage Liability [ ] Any Auto [ ] [ ]		Auto Only - EA Accident		$
Other than Auto Only:
		Each Accident		$
		Aggregate		$
Excess Liability [ ] Umbrella Form [ ] Other Than Umbrella Form	Retro Date For Claims Made:	Each Occurence		$
		Aggregate		$
		Self-Insured Retention		$
Worker’s Compensation And Employer’s Liability		[ ] WC Statutory Limits
		E.L. Each Accident		$
		E.L. Disease - EA Employee		$
		E.L. Disease - Policy Limit		$
Special Financial Institution Bond: limit: Conditions/ Deductible : $10,000 Other Coverages	$525,000	Fess		$
		Taxes		$
		Estimated Total Premium		$ 7,500.
NAME & ADDRESS
[ ] Mortgagee [ ] Additional Insured [ ] Loss Payee [ ]
Loan #
Authorized Representative /s/Dan Gabel Dan Gabel / Johla Chairman & CEO
ACORD  (2004/09)               NOTE: IMPORTANT STATE INFORMATION ON PAGE 2                       ©ACORD CORPORATION 1993-2004

CONDITIONS

This Company binds the kind(s) of insurance stipulated on page 1. The Insurance is subject to the terms, conditions and limitations of the policy(ies) in current use by the Company.

This binder may be cancelled by the Insured by surrender of this binder or by written notice to the Company stating when cancellation will be effective. This binder may be cancelled by the Company by notice to the Insured in accordance with the policy conditions. This binder is cancelled when replaced by a policy. If this binder is not repalced by a policy, the Company is entitled to charge a premium for the binder according to the Rules and Rates in use by the Company.

Applicable in California

When this form is used to provide insurance in the amount of one million dollars ($1,000,000) or more, the tittle of the form is changed from "Insurance Binder" to "Cover Note".

Applicable in Colorado

With respect to binders issued to renters of residential premises, home owners, condo unit owners and mobile home owners, the insurer has thirty (30) business days, commencing from the effective date of coverage, to evaluate the issuance of the insurance policy.

Applicable in Delaware

The mortgagee or Obligee of any mortgage or other instrument given for the purpose of creating a lien on real property shall accept as evidence of insurance a written binder issued by an authorized insurer or its agent if the binder includes or is accompanied by: the name and address of the borrower; the name and address of the lender as loss payee; a description of the insured real property; a provision that the inder may not be canceled within the term of the binder unless the lender and the insured borrower receives written notice of the cancelation at least (10) days prior to the cancellation; except in the case of a renewal of a policy subsequent to the closing of the loan, a paid receipt of the full amount of the applicable premium, and the amount of insurance coverage.
Chapter 21 Tittle 25 Paragraph 2119

Applicable in Florida

Except for Auto Insurance coverage, no notice of cancellation or nonrenewal of a binder is required unless the duration of the binder exceeds 60 days. For auto insurance, the insurer must give 5 days prior notice, unless the binder is replaced by a policy or another binder in the same company.

Applicable in Neveda

Any person who refuses to accept a binder which provides coverage of less than $1,000,000.00 when proof is required: (A) Shall be fined not more than $500.00, and (B) is liable to the party presenting the binder as proof of insurance for actual damages sustained thefrom.